AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, Ca  90670
Tele (562) 447-1780

September 16, 2009

Dear AuraSound Investor:

As you may know, since October 8, 2008, GGEC America, Inc. (“GGEC”)  has been providing AuraSound, Inc. (“AuraSound”, “we” or “us”) with critically needed management, administrative and technical services, along with monthly loans up to $150,000 per month, pursuant to a Services, Operations and Management Agreement (the “Management Agreement”), in preparation for GGEC’s anticipated purchase in a private placement of $3 million of our securities, consisting of shares of our common stock that will total approximately 55% of our issued and outstanding shares of common stock immediately after the private placement, and warrants to purchase our common stock.

Since entering into the Management Agreement, we believe we have made significant progress towards profitability, as follows:

1.	We contracted with GGEC’s Chinese parent to manufacture our products. This sourcing change has significantly improved the quality and delivery problems we experienced with our previous suppliers.
2.	We increased our order backlog from $270,000 as of September 30, 2008 to over $750,000 as of June 30, 2009.
3.	We reduced our domestic work force by 40% and our China and Taiwan workforces by 20%.
4.	We have worked cooperatively with GGEC to re-establish relationships with customers lost or damaged by the problems experienced with our previous suppliers.
5.	With the support and full cooperation of GGEC, we have:
A.	Continued to develop micro speakers appropriate for the new generation of Smart Phones and other hand held devices.
B.	Made significant inroads with new customers such as Sharp and HP.
C.	Expanded our marketing efforts for our patented NRT speakers.

Based on this progress, and our successful cooperation with and satisfactory due diligence by GGEC, GGEC and AuraSound are preparing to consummate GGEC’s acquisition in a private placement of a 55% controlling interest in AuraSound.

As a condition to consummating the private placement, GGEC is requiring that we obtain certain anti-dilution waivers and releases from the investors in our June 2007 private placement, which will be coupled with certain benefits to the June 2007 investors.  These benefits include a reduction of the exercise price of the June 2007 warrants to $0.50 per share after giving effect to a 1-for-6 reverse stock split, and a two year extension of the term of the June 2007 warrants.  We believe this compromise is the best chance AuraSound has to enhance value for all of its security holders.

Accordingly, attached you will find:

1.	Our written Offer to Modify Certain Outstanding Warrants, dated September 16, 2009.
2.	A form of Waiver, Release and Warrant Modification Agreement, attached as Annex 3 to our offer document, to be executed by you should you decide to accept our offer.

The details of our offer, the Waiver, Release and Warrant Modification Agreement we are seeking from you, the GGEC transaction, and the procedural requirements for you to accept the offer are described more fully in the definitive offer documents referred to above, and this letter is qualified in its entirety by reference to those documents.  On September 16, 2009 we filed with the Securities and Exchange Commission a Schedule TO-Tender Offer Statement Under Section 13(e)(1) of the Securities Exchange Act of 1934.  You may view this document at www.sec.gov.

We sincerely thank you for your patience and cooperation with AuraSound, and thank you in advance for your participation in this offer.

Kind regards,

/s/ Arthur Liu
Arthur Liu
Chairman and Chief Executive Officer